FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JUNE 4, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

ENDESA SIGNS FIRST CONTRACT WITH AN ELIGIBLE CUSTOMER IN BELGIUM

- **ENDESA ENTERS A NEW EUROPEAN MARKET TO SERVICE ITS MULTINATIONAL CUSTOMERS.**

- **ENDESA HAS BEEN AWARDED BY THE BELGIAN GRID OPERATOR (ELIA) WITH THE LICENCE TO ACT AS WHOLESALE AGENT, WHICH IS ALSO VALID TO CARRY OUT TRANSIT, IMPORT AND EXPORT TRANSACTIONES WITH FRANCE AND THE NETHERLANDS.**

- **ENDESA COUNTS ON ALMOST 120 SUPPLY POINTS TO ELIGIBLE CUSTOMERS IN EUROPE IN PORTUGAL, FRANCE, ITALY, GERMANY, BELGIUM AND ANDORRA WITH SALES OF OVER 3,600 GWH.**

New York, June 3rd, 2002. - ENDESA Energía **(NYSE:ELE)** has signed its first contract with an eligible customer in Belgium for an initial amount of 30 GWh starting on 1st June. The customer is the Borealis Group, an important chemicals multinational, leader in the European market for plastic, and which has ten plants in Europe, one in Brazil and another one in the US.

ENDESA Energía has previously been awarded by the Belgian grid operator (ELIA) with the licence to act as wholesale agent, which is also valid to carry out transit, import and export transactions with France and the Netherlands.

Despite Electrabel's 91% dominant share of the Belgian market, the liberalisation from January 2002 of the customers with consumptions above 1 GWh in Flanders and 10 GWh in Wallonie brings an opportunity for other operators to win large customers.

For the supply of electricity in Belgium ENDESA uses the resources derived from its positions in the Netherlands and France. The saturation of the interconnection between Belgium and France has led ENDESA to negotiate the purchases in the Netherlands, where it holds an active position in the APX power exchange.

ENDESA counts on 120 supply points to eligible customers in France, Portugal, Italy and Andorra, with an annual consumption above 3,600 GWh.

ENDESA's supply to these eligible customers is based on the main wholesale markets in Europe. ENDESA takes part in the power exchanges in Germany (EEX y LPX), Netherlands (APX) and France (Powernext), where it purchases the energy needed to supply its customers.

ENDESA is one of the first European utilities to start operations in liberalized markets. Besides it is the leader in Portugal and France's second largest supplier after EDF.

Endesa at the Hannover Messe

Last April ENDESA attended the Hannover Messe to reinforce its commercial strategy in Germany and other European markets. ENDESA was able to establish commercial relationships with German companies such as Thyssen Krupp, Volkswagen, BASF or Beiersdorf, for the appraisal of their energy needs.

For additional information please contact Jacinto Pariente, North America Investor Relations Office
212 750 72 00.
ir@endesa.es.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 4, 2002

By: [signature]

Name: Jacinto Pariente

Title: Manager of North America Investor Relations